UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

LendingClub Corporation
(Exact name of registrant as specified in its charter)

Delaware	51-0605731
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

595 Market Street, Suite 200,
San Francisco,	CA	94105
(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock, Series B, Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.	☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.	☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.	☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:
Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Title of class
None

Item 1.	Description of Registrant’s Securities to be Registered

In connection with the Merger Agreement as described in the Form 8-K filed by LendingClub Corporation (“LendingClub”) on or about February 19, 2020 under Item 2.1 Entry into Material Definitive Agreement, and in an effort to facilitate compliance with federal banking regulations and prevent closing of the Merger from being delayed or disrupted, on February 18, 2020, LendingClub entered into a Temporary Bank Charter Protection Agreement (the “Protection Agreement”) with American Stock Transfer & Trust Company, LLC as Rights Agent (as such term is defined in the Protection Agreement). A brief summary of the Protection Agreement is set forth below.

Effective February 18, 2020, the Board authorized and declared a dividend of one right for each outstanding share of LendingClub common stock (each such right, a “Common Right”) and one right for each outstanding share of Series A Preferred Stock (each such right, a “Series A Preferred Right” and, together with the Common Rights, the “Rights”) in each case to stockholders of record at the Close of Business (as such term is defined in the Protection Agreement) on March 19, 2020 (the “Record Date”), and authorized the issuance of one Common Right or one Series A Preferred Right (as such number may be adjusted pursuant to the Protection Agreement) for each share of LendingClub common stock or Series A Preferred Stock, respectively, issued between the Record Date and the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below) and, in some cases, through the Expiration Date.

Each Common Right entitles the registered holder, subject to the terms of the Protection Agreement, to purchase from LendingClub one one-thousandth of a share (a “Unit”) of LendingClub Preferred Stock, Series B (“Series B Preferred Stock”), at a purchase price of $48.00 per Unit, subject to adjustment. Each Series A Preferred Right entitles the registered holder, subject to the terms of the Protection Agreement, to purchase from LendingClub one share of LendingClub Series A Preferred Stock, at a purchase price of $4,800.00 per share, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to the order of LendingClub.

Distribution Date. Initially, the Rights will attach to all certificates representing shares of outstanding LendingClub common stock and Series A Preferred Stock, and no separate Rights Certificates will be distributed. Subject to the provisions of the Protection Agreement, the Common Rights may separate from the LendingClub common stock (though the Series A Preferred Rights shall not separate from the Series A Preferred Stock) and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) (or, if the tenth business day after the Stock Acquisition Date occurs before the Record Date, the Close of Business on the Record Date) that a Person (as such term is defined in the Protection Agreement), acting directly or indirectly or through or in concert with one or more Persons, has acquired control over securities representing either (x) either (1) from and after the first public announcement by LendingClub of the closing of the Exchange, 10% or more, or (2) until such announcement, 7.5% or more (or more than 15% in some cases specified in the Protection Agreement) of any class of the then‑outstanding Voting Securities of LendingClub or (y) 25% or more of the total equity of LendingClub (such Person an “Acquiring Person”), and (ii) ten business days (or such later date as may be determined by the Board) following the commencement of a tender offer or exchange offer that would result in a Person becoming an Acquiring Person. Any determinations under the definition of Acquiring Person shall be made by the Board and in a manner consistent with the provisions of Regulation Y and the published interpretations of the Board of Governors of the Federal Reserve System and the published rulings and opinions of the staff of the Board of Governors of the Federal Reserve System thereunder.

Until the Distribution Date, the Rights will be evidenced by LendingClub common stock and Series A Preferred Stock certificates and will be transferred with and only with such LendingClub common stock and Series A Preferred Stock certificates. Until the Distribution Date or, in the case of Series A Preferred Stock, the Expiration Date, the surrender for transfer of any certificates representing outstanding LendingClub common stock or outstanding Series A Preferred Stock will also constitute the transfer of the Rights associated with LendingClub common stock or Series A Preferred Stock represented by such certificates.

An “Acquiring Person” does not include certain Persons specified in the Protection Agreement.

The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on the eighteen-month anniversary of the Protection Agreement or if earlier at the time of consummation of the Relevant Transaction or under certain circumstances in connection with a transaction pursuant to a Qualified Offer (the “Expiration Date”), unless earlier redeemed or exchanged by LendingClub as described below. Under certain circumstances, as provided in the Protection Agreement, the exercisability of the Rights may be suspended.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of LendingClub common stock and Series A Preferred Stock as of the Close of Business on the Distribution Date (and to each initial holder of certain shares of LendingClub common stock and Series A Preferred Stock issued after the Distribution Date) and, thereafter, the separate Rights Certificates alone will represent the Rights, provided, that LendingClub may choose to issue Rights in book-entry form.

Flip-In. If a Person becomes an Acquiring Person, then each holder of a Right will thereafter have the right to buy either Series A Preferred Stock, in the case of Series A Preferred Rights, or common stock, in the case of Common Rights, at one-half of market price (determined as provided in the Protection Agreement), for the exercise price of a Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Protection Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof (or certain transferees of any thereof) will be null and void.

Flip-Over. If, at any time following the date that any Person becomes an Acquiring Person, (i) LendingClub is acquired in a merger or other business combination transaction and LendingClub is not the surviving corporation, (ii) any Person merges with LendingClub and all or part of LendingClub common stock is converted or exchanged for securities, cash or property of LendingClub or any other Person or (iii) one-half or more of LendingClub’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Redemption. At any time until ten business days following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, until ten business days following the Record Date), the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) payable, at the election of the Board, in cash, shares of LendingClub common stock or other consideration deemed appropriate by the Board. Immediately upon the action of the Board ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Exchange. LendingClub may, at any time after which a Person becomes an Acquiring Person, until the time specified in the Protection Agreement, exchange all or part of the then‑outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units or shares of Preferred Stock or shares of LendingClub common stock pursuant to a one‑for‑one exchange ratio, subject to adjustment.

No Stockholder Rights; Taxation. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of LendingClub, including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to LendingClub, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable or in the event of the redemption of Rights as set forth above.

Amendment. Any of the provisions of the Protection Agreement may be amended without the approval of the holders of the Rights or LendingClub common stock or Series A Preferred Stock at any time prior to the Distribution Date. After such date, the provisions of the Protection Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Protection Agreement, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, that no amendment shall be made to lengthen (i) the time period governing redemption at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.

The foregoing description of the Protection Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Protection Agreement, which is attached to this report as Exhibit 1, and is incorporated herein by reference in its entirety.

Series A Preferred Stock

The Series A Preferred Stock is described in the Form 8-K as filed by LendingClub on February 19, 2020 under “Exchange Agreement” under Item 10.1 Entry into Material Definitive Agreement.

Series B Preferred Stock

Each Unit of Series B Preferred Stock, if issued, will (a) be nonredeemable; (b) have a minimum preferential quarterly dividend of $0.001 per Unit or any higher per share dividend declared on LendingClub common stock; (c) in the event of a liquidation be entitled to receive a preferred liquidation payment equal to $0.001 per Unit plus the per share amount paid in respect of a share of LendingClub common stock; (d) will have one vote, voting together with LendingClub common stock; and in the event of any merger, consolidation or other transaction in which shares of LendingClub common stock are exchanged, will be entitled to receive the per share amount paid in respect of each share of LendingClub common stock.

The rights of holders of the Series B Preferred Stock with respect to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

The foregoing descriptions of the Series A Preferred Stock and the Series B Preferred Stock do not purport to be complete and are qualified in their entirety by reference to the full text of, with respect to the Series B Preferred Stock, the Certificate of Designations of Series B Preferred Stock, which is attached to this report as Exhibit 2, and with respect to the Series A Preferred Stock, the Certificate of Designations of Series A Preferred Stock, which is attached as Exhibit 3.1 to the Form 8-K as filed by LendingClub on February 19, 2020, and are both incorporated herein by reference in their entirety.

Item 2.	Exhibits

Exhibit Number	Exhibit Title or Description
3.1
Certificate of Designations of Series B Preferred Stock of the Amended and Restated Certificate of Incorporation of LendingClub Corporation (incorporated by reference to Exhibit 3.1 of LendingClub Corporation’s Current Report on Form 8-K dated February 19, 2020)

4.1
Temporary Bank Charter Protection Agreement, dated as of February 18, 2020, between LendingClub Corporation and American Stock Transfer & Trust, LLC, which includes the Form of Rights Certificates as Exhibit A-1 and A-2 and the Summary of Rights to Purchase Preferred Shares as Exhibit B (incorporated by reference to Exhibit 4.1 of LendingClub Corporation’s Current Report on Form 8-K dated February 19, 2020)

99.1	Press Release, dated February 18, 2020 (incorporated by reference to Exhibit 99.1 of LendingClub Corporation’s Current Report on Form 8-K dated February 19, 2020)

SIGNATURE(S)

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LendingClub Corporation
Date:	February 21, 2020	By:	/s/ Brandon Pace
Brandon Pace
General Counsel and Secretary
(duly authorized officer)